UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2024

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), is filing this Amendment No. 1 on Form 6-K/A (this “Amendment”) to amend its Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on September 11, 2024 (the “Original Report”), announcing the Company’s Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on Thursday, October 31, 2024, at 7:00 p.m. (Israel time) at the offices of the Company at 14 Einstein Street, Ness Ziona, Israel. This Amendment is being furnished solely for the purpose of furnishing a copy of the Amended and Restated Compensation Policy for Company Office Holders (the “Policy”) as Appendix A to the Proxy Statement for the Annual Meeting attached as Exhibit 99.1 to the Original Report, which was inadvertently not previously attached as an appendix to such Proxy Statement. A copy of the Policy is furnished as Exhibit 99.1 to this Amendment and incorporated herein by reference.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, restate, or update the information contained in the Original Report, or reflect any events that have occurred after the Original Report was filed.

Exhibit No.

99.1	Amended and Restated Compensation Policy for Company Office Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: October 14, 2024

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